SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                            ______________________

                               SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                            (Amendment No. 14)*

                            AEP Industries, Inc.
                             (Name of Issuer)

                                   Common
                      (Title of Class of Securities)

                                  001031103
                               (CUSIP Number)

                              Arthur Goetchius
EGS Partners, L.L.C., 300 Park Ave., 21st Fl., New York, NY 10022 212-755-9000
               (Name, address and telephone number of person authorized to receive notices and communications)

                               November 9, 1995
              (Date of event which requires filing of this statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the follow-ing box [ ].

         Check the following box if a fee is being paid with the statement[]. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

         NOTE: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

         The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              EGS Partners, L.L.C.
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                        OO
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              Delaware
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                -0-
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                498,845
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                498,845
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                498,845
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                10.41%
_____________________________________________________________________________
      (14)  TYPE OF REPORTING PERSON **
                                                IA
_____________________________________________________________________________
         ** SEE INSTRUCTIONS BEFORE FILLING OUT!

13D
CUSIP No. 001031103
_____________________________________________________________________________
     (1)  NAME OF REPORTING PERSON
          S.S. OR I.R.S. IDENTIFICATION NO.
          OF ABOVE PERSON
                              William Ehrman
_____________________________________________________________________________
     (2)  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                    (a)  [ ]
                                                                    (b)  [X]
_____________________________________________________________________________
     (3)  SEC USE ONLY

_____________________________________________________________________________
     (4)  SOURCE OF FUNDS **
                              AF    PF
____________________________________________________________
     (5)  CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
          REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                        [ ]
_____________________________________________________________________________
     (6)  CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
_____________________________________________________________________________

NUMBER OF      (7)  SOLE VOTING POWER
                                                34,511
SHARES         ______________________________________________________________

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                810,753
OWNED BY       ___________________________________________________________

EACH           (9)  SOLE DISPOSITIVE POWER
                                                34,511
REPORTING      ______________________________________________________________

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                810,753
_____________________________________________________________________________
      (11)  AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                845,264
_____________________________________________________________________________
      (12)  CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
_____________________________________________________________________________
      (13)  PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                17.63%
_____________________________________________________________________________
       (14)  TYPE OF REPORTING PERSON **
                                                IN
_____________________________________________________________________________
                    ** SEE INSTRUCTIONS BEFORE FILLING OUT!

      The Schedule 13D, initially filed on March 30, 1990, as amended, of (i) EGS Associates, L.P., a Delaware limited partnership ("EGS Associates"), (ii) EGS Partners, L.L.C., a Delaware limited liability company ("EGS Partners"),
(iii) Bev Partners, L.P., a Delaware limited partnership ("Bev Partners"),
(iv) Jonas Partners, L.P., a Delaware limited partnership ("Jonas Partners"),
(v) William Ehrman, (vi) Frederic Greenberg, (vii) Frederick Ketcher, and
(viii) Jonas Gerstl, relating to the common stock, $0.01 par value per share (the "Common Stock") issued by AEP Industries, Inc. (the "Company"), is hereby amended by this Amendment No. 14 to the Schedule 13D as follows:

      Items 3 and 5 are hereby amended and restated in their entirety as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      The net investment cost (including commissions, if any) of the shares of Common Stock beneficially owned by EGS Associates, EGS Partners (exclusive of shares beneficially owned by EGS Overseas), EGS Overseas, Bev Partners and Jonas Partners is approximately $1,079,567, $4,343,678, $1,262,716, $903,116, and
$146,657, respectively.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Greenberg, and by members of his immediate family, is approximately $60,011.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ehrman, is approximately $901,731.
      The net investment cost (excluding commissions, if any) of the shares of Common Stock owned directly by Mr. Ketcher, is approximately $44,130.
      The shares of Common Stock purchased by each of EGS Associates, EGS Overseas, Bev Partners and Jonas Partners were purchased with the investment capital of the respective entities and the shares of Common Stock purchased by EGS Partners were purchased with investment capital of the respective discre-tionary accounts under management of EGS Partners. The shares of Common Stock purchased by Messrs. Greenberg, Ketcher and Ehrman were purchased with person-al funds, trust funds, or the funds of immediate family members.
      The shares of Common Stock beneficially owned by EGS Associates, EGS Partners (excluding EGS Overseas), EGS Overseas, Bev Partners, and Jonas Partners are held in their respective commingled margin accounts, or in the case of EGS Partners, in margin and non-margin accounts held by each discre-tionary account under its management. Such margin accounts are maintained at Bear Stearns & Co. Inc., and may from time to time have debit balances. Non-
margin accounts are maintained at Bankers Trust Company.   Since other securi-
ties are held in such margin accounts, it is not possible to determine the amounts, if any, of margin used with respect to the shares of Common Stock purchased. The shares owned by Mr. Greenberg are held in his IRA account and in margin accounts maintained at Goldman, Sachs & Co., or are beneficially owned by members of his immediate family. The shares owned by Mr. Ketcher are held in his various accounts maintained at First Boston Corporation. The shares owned by Mr. Ehrman are held in accounts maintained at Bishop Rosen Corporation or Bear Stearns and Co., Inc, or are beneficially owned by members of his immediate family. Currently, the interest rate charged on such various margin accounts is approximately 6.75% per annum.

ITEM 5.   INTEREST IN SECURITIES OF THE ISSUER.

                  (a) The approximate aggregate percentage of shares of Common Stock reported beneficially owned by each person herein is based on 4,794,025 shares outstanding, which is the total number of shares of Common Stock outstanding as of September 8, 1995, as reflected in the company"s report on Form 10-C filed with the Securities and Exchange Commission (the "Commission") on Septem-ber 18, 1995 (which is the most recent Form 10-C on file).

                  As of the close of business on November 9, 1995:

            (i) EGS Associates owns beneficially 128,120 shares of Common Stock, constituting approximately 2.67% of the shares outstanding.
            (ii) EGS Partners owns directly no shares of Common Stock. By reason of the provisions of Rule 13D-3 of the Securities Exchange Act of 1934, as amended (the "Act"), EGS Partners may be deemed to own beneficially 340,659 shares (constituting approximately 7.11% of the shares outstanding), purchased for discretionary accounts managed by it, other than EGS Overseas, and 158,186 shares of Common Stock purchased for EGS Overseas (constituting approximately 2.13% of the shares outstanding), which, when aggregated, total 498,845 shares of Common Stock, constituting approximately 10.41% of the shares outstanding.
            (iii) Bev Partners owns beneficially 120,033 shares of Common Stock, constituting approximately 2.50% of the shares outstanding.
            (iv) Jonas Partners owns 19,739 shares of Common Stock, consti-tuting less than 1% of the shares outstanding.
            (v) Mr. Ehrman owns directly, and beneficially through ownership by members of his immediate family, 78,527 shares of Common Stock, constitut-ing approximately 1.64% of the shares outstanding.
            (vi) Mr. Greenberg owns directly, and beneficially through owner-ship by members of his immediate family, 6,804 shares of Common Stock, consti-tuting less than 1% of the shares outstanding.
            (vii) Mr. Ketcher owns directly 4,802 shares of Common Stock, constituting less than 1% of the shares outstanding.
            (viii)      Mr. Gerstl own directly no shares of Common Stock.
            By reason of the provisions of Rule 13D-3 of the Act, each of the General Partners may be deemed to own the 128,120 shares beneficially owned by EGS Associates, the 498,845 shares beneficially owned by EGS Partners, the 120,033 shares beneficially owned by Bev Partners and the 19,739 shares bene-ficially owned by Jonas Partners. When the shares beneficially owned by EGS Associates, EGS Partners, Bev Partners, and Jonas Partners are aggregated, they total 766,737 shares of Common Stock, constituting approximately 15.99% of the shares outstanding.
            (viii) In the aggregate, the Reporting Persons beneficially own a total of 856,870 shares of Common Stock, constituting approximately 17.87% of the shares outstanding.

            (b)   (i)   Each of EGS Associates, EGS Partners (with respect to
shares of EGS Overseas and other discretionary accounts), Bev Partners and Jonas Partners has the power to vote and to dispose of the shares of Common Stock beneficially owned by it, which power may be exercised by the General Partners. Each of EGS Overseas and the discretionary accounts is a party to an investment management agreement with EGS Partners pursuant to which EGS Partners has investment authority with respect to securities held in such account.
                  (ii) Each Reporting Person that is an individual has the sole power to vote and dispose of the shares owned directly by him. Messrs. Ehrman and Greenberg have shared power to vote and dispose of shares owned by members of their immediate families.

            (c) The trading dates, number of shares of Common Stock pur-chased or sold and price per share for all transactions in the Common Stock from the 60th day prior to November 9, 1995 until November 9, 1995 by EGS Associates, EGS Partners (excluding EGS Overseas), Bev Partners, Jonas Part-ners, Mr. Greenberg, Mr. Ketcher and Mr. Ehrman are set forth in Schedules A, B, C, D, E, F, and G, respectively. All such transactions were effected in the over-the-counter market. During such period, EGS Overseas and Mr. Gerstl did not enter into any transactions in the Common Stock.

            (d) No person other than each respective record owner referred to herein of shares of Common Stock is known to have the right to receive or the power to direct the receipt of dividends from or the proceeds of sale of such shares of Common Stock.

                                 SIGNATURES



      After reasonable inquiry and to the best of our knowledge and belief, the undersigned certify that the information set forth in this statement is true, complete and correct.

DATED:  11/16/95                          /s/ William Ehrman
                                          William Ehrman, individually and as
                                          general partner of each of EGS ASSO-
                                          CIATES, L.P., BEV PARTNERS, L.P. and
                                          JONAS PARTNERS, L.P. and as a member
                                          of EGS PARTNERS, L.L.C.

                                          /s/ Frederic Greenberg
                                          Frederic Greenberg, individually and
                                          as general partner of each of EGS
                                          ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                          and JONAS PARTNERS, L.P. and as a
                                          member of EGS PARTNERS, L.L.C.

                                          /s/ Frederick Ketcher
                                          Frederick Ketcher, individually and
                                          as general partner of each of EGS
                                          ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                          and JONAS PARTNERS, L.P. and as a
                                          member of EGS PARTNERS, L.L.C.

                                          /s/ Jonas Gerstl
                                          Jonas Gerstl, individually and as
                                          general partner of each of EGS
                                          ASSOCIATES, L.P., BEV PARTNERS, L.P.
                                          and JONAS PARTNERS, L.P. and as a
                                          member of EGS PARTNERS, L.L.C.

                                     Schedule A

                                 EGS Associates, L.P.

                             Transactions in the Common Stock

                                                         Price Per Share
  Date of                          Number of               (including
Transaction                 Shares Purchased/(Sold)   Commissions, if any)

9/15/95                            (112,031)                      22.75

                                     Schedule B

                                 EGS Partners, L.L.C.

                           Transactions in the Common Stock

                                                        Price Per Share
  Date of                          Number of              (including
Transaction                 Shares Purchased/(Sold)   Commissions, if any)

9/11/95                             10,000                  22.00
9/12/95                             15,000                  22.25
9/15/95                            (76,151)                 22.75
9/21/95                             2,000                   23.75
9/21/95                             1,000                   24.25
9/25/95                             4,500                   23.45
10/9/95                               900                   22.18
10/10/95                            1,000                   21.88
10/19/95                            1,000                   22.32
10/19/95                            4,300                   21.38
10/20/95                            1,200                   22.32
10/23/95                              300                   22.32
10/25/95                              700                   22.82
10/26/95                            2,000                   22.04
10/27/95                            2,800                   22.50
10/30/95                            2,500                   22.47
10/31/95                           17,844                   21.63
10/31/95                            1,500                   22.24
11/3/95                             1,500                   22.57
11/6/95                               500                   22.32
11/7/95                             1,000                   22.32
11/8/95                               800                   22.57
11/9/95                             3,000                   21.49

                                       Schedule C

                                     Bev Partners, L.P.

                             Transactions in the Common Stock

                                                         Price Per Share
  Date of                          Number of               (excluding
Transaction                 Shares Purchased/(Sold)   Commissions, if any)

9/15/95                            (104,960)                22.75

                                        Schedule D

                                     Jonas Partners, L.P.

                               Transactions in the Common Stock

                                                         Price Per Share
  Date of                          Number of               (excluding
Transaction                 Shares Purchased/(Sold)   Commissions, if any)

9/15/95                            (17,261)                 22.75

                                        Schedule E

                                     Frederic Greenberg

                            Transactions in the Common Stock

                                                           Price Per Share
  Date of                          Number of                 (excluding
Transaction                 Shares Purchased/(Sold)     Commissions, if any)

9/15/95                             (5,247)                       22.75
9/15/95                             (699)*                        22.75


_________________________
*      Shares held in an account for the benefit of Mr. Greenberg's wife.

                                     Schedule F

                                  Frederick Ketcher

                            Transactions in the Common Stock

                                                          Price Per Share
  Date of                          Number of                (excluding
Transaction                 Shares Purchased/(Sold)     Commissions, if any)

9/15/95                             (4,198)                       22.75

                                  Schedule G

                                William Ehrman

                        Transactions in the Common Stock

                                                        Price Per Share
  Date of                          Number of              (excluding
Transaction                    Shares Purchased       Commissions, if any)

9/15/95                             (28,339)                22.75
9/15/95                             (20,246)*               22.75
9/15/95                             (16,188)**              22.75
9/20/95                                500                  24.51
9/25/95                                400                  23.75
9/29/95                                500                  21.75
10/6/95                                400                  22.25
10/10/95                               500**                22.00
10/10/95                               300                  21.75
10/11/95                               300*                 21.75
10/23/95                               300*                 21.75
11/1/95                                500**                22.50
11/6/95                                200**                22.50
11/7/95                                300**                22.25
11/9/95                                250**                22.75



_________________________
*     Shares held in an account for the benefit of Mr. Ehrman's wife.
**    Shares held in an account for the benefit of Mr. Ehrman's daughter.